SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Alison Auld
Six Fingers Pty. Ltd. as Trustee for
Six Fingers Discretionary Trust
Suite 21, 22 Railway Road
Subiaco, WA 6008
Australia
+61 419 119 363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Six Fingers Pty. Ltd. as Trustee for Six Fingers Discretionary Trust

(2)	Check the Appropriate Box if a Member of a Group:
(a)
(b)

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

(6)	Citizenship or Place of Organization: Australia

Number of	(7)	Sole Voting Power: 6,930,000(1)
Shares
Beneficially
Owned by	(8)	Shared Voting Power: 0
Each
Reporting
Person	(9)	Sole Dispositive Power: 6,930,000(1)
with:

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,930,000(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11): 9.5%

(14)	Type of Reporting Person: CO

(1) Represents 5,130,000 shares of common stock and warrants to acquire 1,800,000 shares of common stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D/A amends the Schedule 13D filed by Six Fingers Pty Ltd. as Trustee for Six Fingers Discretionary Trust (“Six Fingers”) on April 1, 2011 and relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2. Identity and Background

(a)	This statement on Schedule 13D is filed by Six Fingers. Six Fingers is organized under the laws of Australia. The principal business of Six Fingers is investment. The business address of Six Fingers is Suite 21, 22 Railway Rd., Subiaco WA, 6008 Australia. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Six Fingers are set forth in Schedule “A” attached hereto and incorporated herein by reference.

(b)	See (a) above.

(c)	See (a) above.

(d)	During the past five years, neither Six Fingers, nor to the knowledge of Six Fingers, any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Six Fingers, nor to the knowledge of Six Fingers, any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a) above.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed, on February 11, 2011, Six Fingers acquired 3,600,000 units (the “Units”) of the Issuer at a price of $0.01 per Unit in a private placement for an aggregate of $36,000, with each Unit comprised of one share of common stock (the “Shares”) and one-half of one common stock purchase warrant (the “Warrants”), with each full Warrant exercisable for 12 months at a price of $0.10 per share, from working capital.

On July 20, 2011, Six Fingers acquired 30,000 Shares at a price of $0.1045 in the market for an aggregate of $3,134.01, from working capital.

On October 12, 2011, Six Fingers acquired 1,500,000 Shares at a price of $0.05 per Share in a private placement for an aggregate of $75,000, from working capital.

Item 4. Purpose of Transaction

Six Fingers purchased the Issuer’s common stock for investment purposes. None of the reporting persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. Six Fingers reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Six Fingers beneficially owns an aggregate of 5,130,000 Shares and Warrants to acquire up to 1,800,000 Shares of the Issuer, or approximately 9.5% of the Issuer’s outstanding common stock.

(b)	Six Fingers has the sole power to vote and to dispose of the securities of the Issuer held by it.

(c)	None of the reporting persons has effected any other transactions in the Issuer’s common stock within the past 60 days, except as provided herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2011	Six Fingers Pt. Ltd. as Trustee for
Six Fingers Discretionary Trust

	Per:	/s/ Alison Auld
Name: Alison Auld
Title: Director

SCHEDULE “A”

EXECUTIVE OFFICERS AND DIRECTORS OF SIX FINGERS

The following is a list of the directors and executive officers of Six Fingers and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Present Principal
Name	Business Address	Occupation	Citizenship
Alison Auld	29 Beach Street,	Director of Six	Australian
	Bicton, WA 6157,	Fingers Pty. Ltd.
Australia

Benjamin Auld	29 Beach Street,	Managing Director –	Australian
	Bicton, WA 6157,	Mining Plus Pty. Ltd.
Australia